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April 10, 2009	Tara L. Dunn 303.454.2426 tldunn@hhlaw.com

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Norman Gholson
H. Roger Schwall

Re:	US Gold Corporation
Form S-3 Filed March 16, 2009 File No. 333-157998 Comment letter dated April 8, 2009

Gentlemen:

On behalf of US Gold Corporation, a Colorado corporation (“US Gold” or the “Company”), this letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Perry Y. Ing, Vice President of US Gold, dated April 8, 2009, regarding the Company’s Form S-3 (File No. 333-157998), as filed with the Commission on March 16, 2009.  US Gold’s response to the Staff’s comment is set forth below and is based on discussions with, and information furnished by, US Gold and its advisors, as applicable.

Incorporation of Certain Information by Reference

1.                                       Comment: We note that you are incorporating by reference your Form 10-K for the fiscal year ended December 31, 2008.  However, on page 76 of the Form 10-K, you indicate that you are incorporating by reference into the Form 10-K certain Part III information from your Definitive Proxy Statement for your 2009 Annual Meeting of Shareholders, expected to be filed on or before April 30, 2009.  Please provide the Part III disclosure. We may have additional comments after reviewing that disclosure.

Response: US Gold has complied with this comment by including such Part III information in an amendment to its Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on April 10, 2009.

In closing, we acknowledge that:

•                            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Specific questions or comments regarding accounting related issues may be addressed to Perry Y. Ing, Vice President, at (647) 258-0395 or ping@usgold.com.  In addition, please direct any general questions or comments regarding the foregoing to me at (303) 454-2426 or tldunn@hhlaw.com or to George A. Hagerty at (303) 454-2464 or gahagerty@hhlaw.com.

Sincerely,

/s/ TARA L. DUNN
Tara L. Dunn

cc: US Gold Corporation